Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,

	2006		2005	2004		2003	2002

	(Dollars in thousands, except ratios)
Earnings:
Pretax income (loss)	$268,581		$3,473	$113,576		$(2,870)	$(21,562)
Fixed charges, net of capitalized interest	70,249		93,435	73,639		59,656	55,194

Earnings before taxes and fixed charges	$338,830		$96,908	$187,215		$56,786	$33,632
Fixed charges:
Interest expense	$64,364		$72,409	$62,634		$50,133	$51,922
Capitalized interest	14,578		4,248	162		—	711
Preferred dividends	378		15,579	7,187		6,589	—
Arch Western Resources LLC dividends on preferred membership interest	96		96	96		95	95
Portions of rent which represent an interest factor	5,411		5,351	3,722		2,839	3,177

Total fixed charges	$84,827		$97,683	$73,801		$59,656	$55,905

Ratio of earnings to fixed charges	3.99	x	(a)	2.54	x	(a)	(a)

(a)	Ratio of earnings to combined fixed charges and preference dividends is computed on a total enterprise basis including our consolidated subsidiaries, plus our share of significant affiliates accounted for on the equity method that are 50% or greater owned or whose indebtedness has been directly or indirectly guaranteed by us. Earnings consist of income (loss) from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Preference dividends are the amount of pre-tax earnings required to pay dividends on our outstanding preferred stock and Arch Western Resources, LLC’s preferred membership interest. Combined fixed charges and preference dividends exceeded earnings by $775 for the year ended December 31, 2005, $2,870 for the year ended December 31, 2003 and $22,273 for the year ended December 31, 2002.